Exhibit 21.1

Subsidiaries of the Registrant

•	A-Max Technology Co. Ltd., incorporated in Hong Kong

•	A-Max F7 Technology Limited, incorporated in Scotland

•	A-Max Technology Macao Commercial Offshore Company Limited, incorporated in Macao

•	A-Max Technology GmbH., incorporated in Germany

•	Shenzhen Zhongyuyuanyi Digital Science and Technology Company Limited, incorporated in the People’s Republic of China

•	Techniques International Limited, incorporated in British Virgin Islands